SD 4/4/03

03015954

VF 4-3-03

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...ATES
...NGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 3 1 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-40900~~

8-49235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ventana Trading Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12631 Acacia Terrace
(No. and Street)

Poway (City) California (State) 92061 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen N. Gilbert (858) 552-8989
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen N. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ventana Trading Corporation, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Diego
Subscribed and sworn (or affirmed) to before me this 28th day of March, 2003

Glenda S Richards
Notary Public

Stephen N. Gilbert
Signature

President
Title

OFFICIAL SEAL
GLENDA S. RICHARDS
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1225924
SAN DIEGO COUNTY
MY COMM. EXP. JULY 16, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ventana Trading Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Ventana Trading Corporation

I have audited the accompanying statement of financial condition of Ventana Trading Corporation as of December 31, 2002 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ventana Trading Corporation as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 8, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Ventana Trading Corporation
Statement of Financial Condition
As of December 31, 2002

Assets

Cash and cash equivalents	$ 121,670
Marketable securities, at market	3,000
Prepaid income taxes	63
Furniture and equipment, net of $1,188 accumulated depreciation	297
Total assets	$ 125,030

Liabilities & Stockholder's Equity

Liabilities	
Payable to clearing firm	$ 2,548
Total liabilities	2,548
Stockholder's equity	
Common stock, no par value 1,000 shares authorized, 100 shares issued and outstanding	–
Additional paid-in capital	179,319
Accumulated deficit	(56,837)
Total stockholder's equity	122,482
Total liabilities & stockholder's equity	$ 125,030

The accompanying notes are an integral part of these financial statements.

Ventana Trading Corporation
Statement of Operations
For the Year Ended December 31, 2002

Revenue	
Commissions	$ 2,801
Interest	654
Unrealized loss on marketable securities	(300)
Total revenue	3,155
Operation expenses	
Other operating expenses	9,355
Total costs and expenses	9,355
Net income (loss) before income tax provision	(6,200)
Provision for income taxes	
Provision for income taxes	800
Total provision for income taxes	800
Net income (loss)	$ (7,000)

The accompanying notes are an integral part of these financial statements.

Ventana Trading Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$ -	$ 174,319	$ (49,837)	$ 124,482
Additional paid-in capital	-	5,000	-	5,000
Net income (loss)	-	-	(7,000)	(7,000)
Balance, December 31, 2002	$ -	$ 179,319	$ (56,837)	$ 122,482

The accompanying notes are an integral part of these financial statements.

Ventana Trading Corporation
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities		
Net income (loss)		$ (7,000)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Depreciation	$ 297	
Valuation of marketable securities to market	300	
(Increase) decrease in assets:		
Prepaid income taxes	(63)	
(Decrease) increase in liabilities		
Income taxes payable	(800)	
Payable to clearing firm	2,548	
Total adjustments		2,282
Net cash and cash equivalents used in operating activities		(4,718)
Net cash flow from investing activities		
Net cash flows from financing activities		
Proceeds from issuance of additional paid-in capital	5,000	
Net cash and cash equivalents provided by financing activities		5,000
Net increase (decrease) in cash and cash equivalents		282
Cash and cash equivalents at the beginning of the year		121,388
Cash and cash equivalents at the end of the year		$ 121,670
Supplemental disclosures of cash flow information		
Cash paid during the period for		
Interest	$ –	
Income taxes	$ 1,600	

The accompanying notes are an integral part of these financial statements.

Ventana Trading Corporation
Notes to Financial Statements
For the year ended December 31, 2002

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Ventana Trading Corporation (the "Company") was incorporated in California on March 11, 1996. The Company is 100% owned by Steve Gilbert. The Company began doing business in July 1997 as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c-3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and /or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Office equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation for the year ended December 31, 2002 was $297.

The Company maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 2: PROPERTY AND EQUIPMENT, NET

The property and equipment are recorded at cost.

			Depreciable Life Years
Property and equipment	$	1,485	5
Less accumulated depreciation		(1,188)	
	$	297	

Depreciation expense for the year ended December 31, 2002 was $297.

NOTE 3: INCOME TAXES

The current provision of $800 for income taxes is the California franchise tax board minimum. The Company files its tax return as a Personal Holding Company, which pays a flat income tax rate of 39.3% on its income. Since the Company has a loss this year, no provision for Federal income taxes has been recorded.

The Company has available at December 31, 2002 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $7,700. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $121,672 exceeded the minimum net capital requirement by $21,672; and the Company's ratio of aggregate indebtedness ($2,548) to net capital was 0.02:1, which is less than the 15 to 1 maximum ratio allowed.

Ventana Trading Corporation
Notes to Financial Statements
For the year ended December 31, 2002

Note 5: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 121,617
Adjustments:		
Non-allowable assets	$ 6,321	
Retained earnings	(5,816)	
Haircuts on marketable securities	(450)	
Total adjustments		55
Net capital per audited statements		$ 121,672

Ventana Trading Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Additional paid-in capital	$ 179,319	
Retained earnings (deficit)	(56,837)	
Total stockholder's equity		$ 122,482
Less: Non allowable assets		
Property and equipment, net	(297)	
Prepaid state taxes	(63)	
Total adjustments		(360)
Net capital before haircuts		122,122
Less: Haircuts on marketable securities	(450)	
Total Haircuts		(450)
Net Capital		121,672
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 170	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 21,672
Ratio of aggregate indebtedness to net capital	0.02:1	

There was a $55 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002.

See independent auditor's report.

Ventana Trading Corporation
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Ventana Trading Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Ventana Trading Corporation
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Ventana Trading Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Ventana Trading Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Ventana Trading Corporation

In planning and performing my audit of the financial statements of Ventana Trading Corporation for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Ventana Trading Corporation including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 8, 2003